SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*

                           FIRST NATIONAL CORPORATION
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    32106V107
                                 (CUSIP Number)

                            THE JAMES L. BOWMAN TRUST
                         BEVERLEY B. SHOEMAKER, TRUSTEE
                                  P.O. BOX 480
                          STEPHENS CITY, VIRGINIA 22655
                                 (540) 869-1800

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                FEBRUARY 25, 2003
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties whom copies for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  32106V107

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1.   Names of Reporting Persons.  I.R.S. Identification Nos. of above persons
     (entities only).

     The James L. Bowman Trust, U/A March 7, 1997 (Tax I.D. 26 6002340)
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2.   Check the Appropriate Box if a Member of Group           (a) [ ]  (b) [x]

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3.   SEC Use Only

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4.   Source of Funds (See Instructions)

     Not Applicable
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5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
     2(d) or 2(e) [   ]

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6.   Citizenship or Place of Organization

     United States of America
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                           7.  Sole Voting Power

     Number of                 -0-
     Shares              -------------------------------------------------------
     Beneficially          8.  Shared Voting Power
     Owned by
     Each                      -0-
     Reporting           -------------------------------------------------------
     Person                9.  Sole Dispositive Power
     With
                               -0-
                         -------------------------------------------------------
                          10.  Shared Dispositive Power

                               -0-
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11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     -0-
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions) [   ]

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     -0-
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     00
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                                Page 2 of 5 pages

CUSIP No.  32106V107


         This Amendment hereby amends and supplements the statement on Schedule 13D originally filed by James L. Bowman, now deceased, with the Securities and Exchange Commission (the "SEC") in order to report that the all of the shares of common stock of First National Corporation ("First National") held by The James
L. Bowman Trust (the "Trust"), which succeeded to the shares formerly held by Mr. Bowman upon his death, have been sold by the Trust to First National in a privately negotiated transaction.


ITEM 1.  SECURITY AND ISSUER.

         This Amendment relates to the common stock of First National Corporation, as the issuer ("First National"). The address of the principal executive offices of First National is 112 West King Street, Strasburg, Virginia 22657.


ITEM 2.  IDENTITY AND BACKGROUND.

         The James L. Bowman, U/A March 7, 1997 Trust

         The James L. Bowman Trust is a trust organized under the laws of the Commonwealth of Virginia. The trustee of the Trust is Beverley B. Shoemaker. The Trust's principal business is investing in and holding investment properties, stock and other assets. The address for the Trust is Beverley B. Shoemaker, Trustee, P. O. Box 480, Stephens City, Virginia 22655. During the past five years, the Trust has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, nor has the Trust been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Beverley B. Shoemaker

         (a) Beverley B. Shoemaker

         (b) The address of Ms. Shoemaker is P. O. Box 480, Stephens City, Virginia 22655.

         (c) Ms. Shoemaker is a private investor.

         (d) During the past five years, Ms. Shoemaker has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Ms. Shoemaker is a citizen of the United States of America.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Not applicable.


                                Page 3 of 5 pages

CUSIP No.  32106V107


ITEM 4.  PURPOSE OF THE TRANSACTION.

         The purpose of the transaction was to dispose of all the shares of common stock of the first National held by the Trust. First National purchased all the shares directly from the Trust in a privately negotiated transaction.


ITEM 5.  INTERESTS IN SECURITIES OF THE ISSUER.

         (a) As of the date hereof, the Trust and Ms. Shoemaker, as trustee, do not beneficially own any shares of the Issuer's common stock.

         (b) The Trust has not effected any transaction in shares of Common Stock during the 60 days preceding the date hereof.

         (d)      Not applicable.

         (e)      February 25, 2003.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Not applicable.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Not applicable.


                                Page 4 of 5 pages

CUSIP No.  32106V107
                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


                                  THE JAMES L. BOWMAN TRUST, U/A MARCH 7, 1997


Dated:  March 4, 2003             /s/ Beverley B. Shoemaker, Trustee
                                  --------------------------------------------
                                  By:  Beverley B. Shoemaker, Trustee







                                Page 5 of 5 pages